MONTHLY REPORT - February, 2010
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $(15,703,455)   (17,315,636)

   Change in unrealized gain (loss) on open          31,309,581     14,249,985
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.      (189,794)        192,375
         Treasury obligations

    Interest income                                     291,824        609,440

    Foreign exchange gain (loss) on margin              111,450        193,229
       deposits
                                                   ------------   ------------
Total: Income                                        15,819,606    (2,070,607)

Expenses:
   Brokerage commissions                              4,806,863      9,577,367

   Management fee                                         5,495         10,029

   20.0% New Trading Profit Share                             0              0

   Custody fees                                               0              0

   Administrative expense                               189,740        380,575
                                                   ------------   ------------
Total: Expenses                                       5,002,098       9,967,971

Net Income (Loss) - February, 2010                 $ 10,817,508     (12,038,578)

                  STATEMENT OF CHANGES IN NET ASSET VALUE


                                      Managing        Unit
                                       Owner        Holders         Total
Net Asset Value (721,171.998       $ 10,711,086    840,410,676    851,121,762
   units) at January 31, 2010
Addition of 2,257.616 units on                0      2,670,449      2,670,449
   February 1, 2010
Redemption of (12,057.969) units            (0)    (14,406,138)   (14,406,138)
   on February 28, 2010+
Net Income (Loss) - February, 2010      193,918      10,623,590     10,817,508
                                   -------------  -------------   ------------

Net Asset Value at February 28,
2010 (711,577.685 units inclusive
of 206.040 additional units)	   $ 10,905,004     839,298,577    850,203,581
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST February 2010 UPDATE

           February    Year to Date     Net Asset                   Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1      1.24%      (1.42)%      $ 1,194.74     708,865.680  $ 846,911,901
Series 3      1.64%      (0.63)%      $ 1,213.74       2,712.005  $   3,291,680


+ Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				 March 9, 2010


Dear Investor:

Interest rate futures trading was quite profitable in February and to a lesser extent so was currency trading. In commodity futures, modest profits from energy trading were approximately offset by losses from agriculturals. Metals were flat.

The budget crisis in Greece continued in February. Proposed austerity moves were met by strikes, and rumors of bailouts ebbed and flowed. The Greek situation and stagnation in the European economic recovery put pressure on the euro, but the primary impact on the Trust's portfolio was in the interest rate futures markets. Long positions generated substantial profits as rates on European, U.S. and British long-and short-term interest rate futures declined.

The weakness in the euro was reflected in the Trust's non-dollar cross rate currency trading where short euro positions versus the currencies of Australia, New Zealand, Norway, Sweden, Poland and Hungary were profitable. The Swiss franc was also weak and short positions against the currencies of Australia, New Zealand and Norway were profitable. A long position in the Turkish lira versus the euro was unprofitable as Turkish stability was questioned when a large number of military officers were arrested. A Swedish krona rally versus the Norwegian krone and New Zealand dollar produced losses. In currency trading versus the dollar, long positions in the Colombian and Mexican pesos and a short position in the British pound were profitable. The pound was impacted by weakening economic statistics and budget problems.

Long stock index futures positions were marginally unprofitable due to declines in European and Taiwanese markets.

A modest rally in energy markets continued, and long positions in Brent and
WTI crude oil, gas oil and reformulated gasoline blendstock (RBOB) were profitable.  The Trust is long most precious and industrial metals, and results were flat in February.  It remains to be seen what impact the huge earthquake in Chile will have, but industrial metals rallied early in March.  Grain prices rose and short positions in wheat, corn and soybean oil were unprofitable.
The big advance in sugar prices reversed somewhat and long positions were unprofitable.  A long cotton position was profitable.
																					Very truly yours,

					Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman